EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012	Year Ended December 31,
			2011	2010	2009	2008	2007
Earnings:
Income before taxes	$125,467	$109,004	$231,389	$225,579	$15,395	$45,174	$283,019
Fixed charges	11,599	23,127	46,344	51,378	51,121	45,761	33,469
Distributed income of equity investees	100	100	320	3,140	1,664	5,333	7,568

Total earnings	$137,166	$132,231	$278,053	$280,097	$68,180	$96,268	$324,056

Fixed Charges:

Interest expense	$10,184	$20,292	$41,498	$46,819	$45,708	$39,985	$28,622
Estimate of interest within rent expense (1/3 of total rent expense)	1,415	2,835	4,846	4,559	5,413	5,776	4,847

Total fixed charges	$11,599	$23,127	$46,344	$51,378	$51,121	$45,761	$33,469

Ratio of earnings to fixed charges	11.8	5.7	6.0	5.5	1.3	2.1	9.7

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding (1) income before taxes, (2) fixed charges, and (3) distributed income from equity investees. Fixed charges is the sum of (1) cash interest expense, (2) amortization of debt discounts, (3) amortization of debt issuance costs and credit facility fees, and (4) an estimate of one-third of rental expense to be the amount representing interest.